Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Smith, Richard A.	2. Issuer Name and Ticker or Trading Symbol Cendant Corporation (CD)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

___ Director                            ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Senior Executive Vice President, Chairman & CEO, Real Estate Services Division

(Last) (First) (Middle) 1 Campus Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/28/2003
(Street) Parsippany, NJ 07054		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (series designated CD stock)	04/24/2003		M		207,895	A	$3.30		D
Common Stock (series designated CD stock)	04/24/2003		S		207,895	D	(1)		D
Common Stock (series designated CD stock)	04/28/2003		M		100,000	A	$3.30		D
Common Stock (series designated CD stock)	04/28/2003		S		100,000	D	(2)	41,356	D
Common Stock (series designated CD stock)								516.9	I	Held in NQ plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$3.30	04/24/2003		M			207,895	12/17/1997	07/29/2003	Common Stock (series designated CD stock)	207,895	$0	100,000	D
Stock Option (right to buy)	$3.30	04/28/2003		M			100,000	12/17/1997	07/29/2003	Common Stock (series designated CD stock)	100,000	$0	0	D

Explanation of Responses:

1.  16,400 shares at $13.55; 17,200 shares at $13.56; 12,300 shares at $13.57; 3,100 shares at $13.58; 1,000 shares at $13.59; 81,500 shares at $13.70; 13,500 shares at $13.71; 19,800 shares at $13.72; 5,200 shares at $13.75; 33,095 shares at $13.90 and 4,800 shares at $13.91.

2.  50,000 shares at $13.61; 5,800 shares at $13.77; 400 shares at $13.78; 2,000 shares at $13.79; 21,900 shares at $13.80; 1,600 shares at $13.85; 11,300 shares at $13.86 and 7,000 shares at $13.87.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Lynn A. Feldman **Signature of Reporting Person By: Lynn A. Feldman, Attorney-in-fact for Richard A. Smith	04/28/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2